DEAN HELLER
Secretary of State
206 North Carson Street
Carson City, Nevada 89701-4299
(775) 684 5708
Website: secretaryofstate.biz

Articles of Incorporation
(PURSUANT TO NRS 78)

Entity # E0134732006-8
Document Number: 20060113807-88
Date Filed: 2/24/2006 12:10:47 PM
In the office of
Dean Heller
Secretary of State

Important: Read attached instructions before completing form. ABOVE SPACE IS FOR OFFICE USE ONLY

1. Name of Corporation:	COAL MOUNTAIN TECHNOLOGIES, INC
2. Resident Agent Name and Street Address: (must be a Nevada address where process may be served)	INCORP SERVICES, INC. Name 3155 EAST PATRICK LANE #1, LAS VEGAS NEVADA 89120-3481 Street Address / City / Zip Code Optional Mailing Address / City / State / Zip Code
3. Shares: (number of shares corporation authorized to issue)	Number of shares with par value: 75,000,000 Par value: $0.001 Number of shares without par value:
4. Names & Addresses, of Board of Directors/Trustees: (attach additional page if there is more than 3 directors/trustees)	1. RODGER SPAINHOWER Name PO BOX 9892, PHOENIX, AZ 85068-9892 Street Address / City / State / Zip Code 2. Name Street Address / City / State / Zip Code 3. Name Street Address / City / State / Zip Code
5. Purpose: (optional-see instructions)	The purpose of this Corporation shall be: ANY LAWFUL PURPOSE
6. Names, Address and Signature of Incorporator: (attach additional page if there is more than 1 incorporator)	RODGER SPAINHOWER [signature] Name / Signature PO BOX 9892, PHOENIX, AZ 85068-9898 Address / City / State / Zip Code
7. Certificate of Acceptance of Appointment of Resident Agent:	I hereby accept appointment as Resident Agent for the above named corporation. Authorized Signature of R.A. or On Behalf of R.A. Company / Date

This form must be accompanied by appropriate fees.